UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

ALLY FINANCIAL INC.

(Name of Subject Company (Issuer))

ALLY FINANCIAL INC.

(Names of Filing Persons (Issuer))

Fixed Rate/Floating Rate Perpetual Preferred Stock, Series A

(Title of Class of Securities)

02005N308

(CUSIP Number of Class of Securities)

David J. DeBrunner

200 Renaissance Center

P.O. Box 200 Detroit, Michigan 48265-2000

Telephone: (866) 710-4623

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Richard A. Drucker, Esq.

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Telephone: (212) 450-4000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$346,450,000	$40,257.49

*	Estimated for purposes of calculating the filing fee only. This amount is based on the offer to purchase for cash up to 13,000,000 outstanding shares of Fixed Rate/Floating Rate Perpetual Preferred Stock, Series A, of Ally Financial Inc. at a purchase price of $26.65 per share.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.01162%.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$40,257.49	Filing Party:	Ally Financial Inc.
Form or Registration No.:	SC TO-I	Date Filed:	April 23, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

Introductory Statement.

This Amendment No. 1 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “Commission”) on April 23, 2015 (together with the Amendment, the “Schedule TO”), which relates to the offer by Ally Financial Inc., a Delaware corporation (“Purchaser”), to purchase for cash up to 13,000,000 outstanding shares of its Fixed Rate/Floating Rate Perpetual Preferred Stock, Series A, liquidation amount $25.00 per share (the “Series A Shares”), at $26.65 per Series A Share (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 23, 2015 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which were previously filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The information set forth in the Offer to Purchase, including all schedules thereto, which were previously filed with the Schedule TO, is hereby expressly incorporated herein by reference, except that such information is hereby amended and supplemented to the extent expressly provided for herein.

Items 1, 4, 7, 10, 11 and 12 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

Item 1. Summary Term Sheet.

The following paragraph under the heading “Summary” on page 2 of the Offer to Purchase is hereby amended and restated as follows:

Effects of the Offer on the Company

If we purchase the maximum number of 13,000,000 Series A Shares in the Offer, we will eliminate an aggregate liquidation preference of $325,000,000 of Series A Shares.

Upon completion of the Offer, the Series A Shares purchased in the Offer will be removed from stockholders’ equity, and the difference between the Offer Price and the carrying value of the Series A Shares will be recorded as an adjustment to the Company’s retained earnings. This will also result in an adjustment to the Company’s earnings (loss) per share calculation as an adjustment to net income (loss) available to common stockholders.

See “The Offer—Effects of the Offer on the Company.”

The following paragraph under the heading “Summary” on page 3 of the Offer to Purchase is hereby amended and restated as follows:

Withdrawal Rights

You may validly withdraw previously tendered Series A Shares at any time before the Expiration Date. In addition, after the Expiration Date, you will have the right to withdraw any Series A Shares that you tendered that are not accepted for payment by June 18, 2015, which is 40 business days after the commencement of the Offer. If you tendered your Series A Shares by giving instructions to a Nominee, you must instruct the Nominee to arrange for the withdrawal of your Series A Shares.

See “The Offer—Withdrawal Rights.”

Item 4. Terms of the Transactions.

The fourth sentence in the first paragraph under the heading “The Offer—Effects of Tenders” on page 15 of the Offer to Purchase is hereby amended and restated as follows:

“All such proxies will be considered coupled with an interest in the tendered Series A Shares and therefore will not be revocable; provided, that the Series A Shares tendered pursuant to the Offer may be validly withdrawn at any time on or prior to the Expiration Date, as it may be extended by us, and unless theretofore accepted for payment and not returned as provided for herein, may also be validly withdrawn by June 18, 2015, which is 40 business days after the commencement of the Offer, subject to the withdrawal rights and procedures set forth below.”

The second sentence in the first paragraph under the heading “The Offer—Withdrawal Rights” on page 16 of the Offer to Purchase is hereby amended and restated as follows:

“In addition, after the Expiration Date, you will have the right to withdraw any Series A Shares that you tendered that are not accepted for payment by June 18, 2015, which is 40 business days after the commencement of the Offer.”

The first sentence in the third paragraph under the heading “The Offer—Withdrawal Rights” on page 16 of the Offer to Purchase is hereby amended and restated as follows:

“For a withdrawal to be effective, you must deliver a written notice of withdrawal to the Depositary at the appropriate address specified on the back cover of this Offer to Purchase prior to the Expiration Date or, if your Series A Shares are not previously accepted for payment by us, by June 18, 2015, which is 40 business days after the commencement of the Offer.”

The fourth sentence in the third paragraph under the heading “The Offer—Withdrawal Rights” on page 16 of the Offer to Purchase is hereby amended and restated as follows:

“If you tendered Series A Shares pursuant to the procedures for a book-entry transfer, a withdrawal of Series A Shares will only be effective if you comply with the appropriate DTC procedures prior to the Expiration Date or, if your shares are not previously accepted for payment by us, by June 18, 2015, which is 40 business days after the commencement of the Offer.”

Item 7. Source and Amount of Funds or Other Consideration.

The following paragraph under the heading “Source and Amount of Funds” on page 17 of the Offer to Purchase is hereby amended and restated as follows:

“The Offer is subject to the Financing Condition. The total amount of funds required to purchase the maximum number of 13,000,000 Series A Shares is approximately $346,450,000 (excluding estimated transaction expenses). We do not have an alternative financing plan or arrangement in place, and we do not anticipate that one will be necessary. If we waive the Financing Condition, we intend to fund the repurchase of the Series A Shares with available cash. As of March 31, 2015, we had total cash and cash equivalents of $7.636 billion.”

Item 10. Financial Statements.

The information set forth under Item 1. Financial Statements, in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015 is hereby incorporated by reference and can also be accessed electronically on the Commission’s website at www.sec.gov.

The summary financial information under the heading “Selected Historical Consolidated Financial Information” on page 8 of the Offer to Purchase is hereby amended and restated as follows:

	Three months ended March 31,		At and for the year ended December 31,
	2015	2014	2014	2013	2012	2011	2010
	($ in millions, except per share data)
Financial statement data
Statement of income data:
Total financing revenue and other interest income	$2,084	$2,075	$8,391	$8,093	$7,342	$6,671	$7,156
Interest expense	612	712	2,783	3,319	4,052	4,606	4,832
Depreciation expense on operating lease assets	622	542	2,233	1,995	1,399	941	1,251

Net financing revenue	850	821	3,375	2,779	1,891	1,124	1,073
Total other revenue	243	321	1,276	1,484	2,574	2,288	2,672

Total net revenue	1,093	1,142	4,651	4,263	4,465	3,412	3,745
Provision for loan losses	116	137	457	501	329	161	361
Total noninterest expense	695	713	2,948	3,405	3,622	3,428	3,621

Income (loss) from continuing operations before income tax expense (benefit)	282	292	1,246	357	514	(177)	(237)
Income tax expense (benefit) from continuing operations	103	94	321	(59)	(856)	42	97

Net income (loss) from continuing operations	179	198	925	416	1,370	(219)	(334)

Income (loss) from discontinued operations, net of tax	397	29	225	(55)	(174)	62	1,363

Net income (loss)	$576	$227	$1,150	$361	$1,196	$(157)	$1,029

Basic and diluted earnings per common share:
Net income (loss) from continuing operations	$0.23	$0.27	$1.36	$(1.51)	$1.38	$(2.38)	$(8.84)
Net income (loss)	$1.06	$0.33	$1.83	$(1.64)	$0.96	$(2.23)	$(3.35)
Balance sheet data:
Total assets	$153,524	$148,452	$151,828	$151,167	$182,347	$184,059	$172,008
Long-term debt	$65,760	$68,295	$66,558	$69,465	$74,561	$92,885	$86,703
Total equity	$15,934	$14,459	$15,399	$14,208	$19,898	$19,280	$20,398

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

“On May 1, 2015, the Company filed a Quarterly Report on Form 10-Q, which is hereby incorporated by reference into the Schedule TO and the Offer to Purchase.”

The following paragraph under the heading “Incorporation of Documents by Reference” on page 23 of the Offer to Purchase is hereby amended and restated as follows:

“The following documents filed by Ally with the SEC pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”) are incorporated herein by reference and shall be deemed to be a part hereof:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2014;

•	Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015; and

•	Current Reports on Form 8-K filed on January 5, 2015, January 16, 2015, February 5, 2015, February 13, 2015, March 11, 2015, March 20, 2015, March 30, 2015 and April 15, 2015.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and restated as follows:

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase dated April 23, 2015.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Form of Letter to Clients for use by Brokers, Dealers and Other Nominees.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)*	Press release, dated April 23, 2015

(b)	Not applicable.

(d)(1)	Form of Indenture dated as of July 1, 1982, between the Company and Bank of New York (Successor Trustee to Morgan Guaranty Trust Company of New York), relating to Debt Securities, incorporated by reference to Exhibit 4(a) of the Company’s Registration Statement No. 2-75115.

(d)(2)	Form of First Supplemental Indenture dated as of April 1, 1986, supplementing the Indenture designated as Exhibit (d)(1), incorporated by reference to Exhibit 4(g) to the Company’s Registration Statement No. 33-4653.

(d)(3)	Form of Second Supplemental Indenture dated as of June 15, 1987, supplementing the Indenture designated as Exhibit (d)(1), incorporated by reference to Exhibit 4(h) to the Company’s Registration Statement No. 33-15236.

(d)(4)	Form of Third Supplemental Indenture dated as of September 30, 1996, supplementing the Indenture designated as Exhibit (d)(1), incorporated by reference to Exhibit 4(i) to the Company’s Registration Statement No. 333-33183.

(d)(5)	Form of Fourth Supplemental Indenture dated as of January 1, 1998, supplementing the Indenture designated as Exhibit (d)(1), incorporated by reference to Exhibit 4(j) to the Company’s Registration Statement No. 333-48705.

(d)(6)	Form of Fifth Supplemental Indenture dated as of September 30, 1998, supplementing the Indenture designated as Exhibit (d)(1), incorporated by reference to Exhibit 4(k) to the Company’s Registration Statement No. 333-75463.

(d)(7)	Form of Indenture dated as of September 24, 1996, between the Company and The Chase Manhattan Bank, Trustee, relating to Term Notes, incorporated by reference to Exhibit 4 to the Company’s Registration Statement No. 333-12023.

(d)(8)	Form of First Supplemental Indenture dated as of January 1, 1998, supplementing the Indenture designated as Exhibit (d)(7), incorporated by reference to Exhibit 4(a)(1) to the Company’s Registration Statement No. 333-48207.

(d)(9)	Form of Second Supplemental Indenture dated as of June 20, 2006, supplementing the Indenture designated as Exhibit (d)(7), incorporated by reference to Exhibit 4(a)(2) to the Company’s Registration Statement No. 33-136021.

(d)(10)	Form of Third Supplemental Indenture dated as of August 24, 2012, supplementing the Indenture designated as Exhibit (d)(7), incorporated by reference to Exhibit 4.1.3 to the Company’s Registration Statement No. 333-183535.

(d)(11)	Form of Fourth Supplemental Indenture dated as of August 24, 2012, supplementing the Indenture designated as Exhibit (d)(7), incorporated by reference to Exhibit 4.1.4 to the Company’s Registration Statement No. 333-183535.

(d)(12)	Form of Indenture dated as of October 15, 1985, between the Company and U.S. Bank Trust (Successor Trustee to Comerica Bank), relating to Demand Notes, incorporated by reference to Exhibit 4 to the Company’s Registration Statement No. 2-99057.

(d)(13)	Form of First Supplemental Indenture dated as of April 1, 1986, supplementing the Indenture designated as Exhibit (d)(12), incorporated by reference to Exhibit 4(a) to the Company’s Registration Statement No. 33-4661.

(d)(14)	Form of Second Supplemental Indenture dated as of June 24, 1986, supplementing the Indenture designated as Exhibit (d)(12), incorporated by reference to Exhibit 4(b) to the Company’s Registration Statement No. 33-6717.

(d)(15)	Form of Third Supplemental Indenture dated as of February 15, 1987, supplementing the Indenture designated as Exhibit (d)(12), incorporated by reference to Exhibit 4(c) to the Company’s Registration Statement No. 33-12059.

(d)(16)	Form of Fourth Supplemental Indenture dated as of December 1, 1988, supplementing the Indenture designated as Exhibit (d)(12), incorporated by reference to Exhibit 4(d) to the Company’s Registration Statement No. 33-26057.

(d)(17)	Form of Fifth Supplemental Indenture dated as of October 2, 1989, supplementing the Indenture designated as Exhibit (d)(12), incorporated by reference to Exhibit 4(e) of the Company’s Registration Statement No. 33-31596.

(d)(18)	Form of Sixth Supplemental Indenture dated as of January 1, 1998, supplementing the Indenture designated as Exhibit (d)(12), incorporated by reference to Exhibit 4(f) to the Company’s Registration Statement No. 333-56431.

(d)(19)	Form of Seventh Supplemental Indenture dated as of June 15, 1998, supplementing the Indenture designated as Exhibit (d)(12), incorporated by reference to Exhibit 4(g) to the Company’s Registration Statement No. 333-56431.

(d)(20)	Form of Eighth Supplemental Indenture dated as of January 4, 2012, supplementing the Indenture designated as Exhibit (d)(12), incorporated by reference to Exhibit 4.1.8 to the Company’s Registration Statement No. 333-178919.

(d)(21)	Form of Indenture dated as of December 1, 1993, between the Company and Citibank, N.A., Trustee, relating to Medium Term Notes, incorporated by reference to Exhibit 4 to the Company’s Registration Statement No. 33-51381.

(d)(22)	Form of First Supplemental Indenture dated as of January 1, 1998, supplementing the Indenture designated as Exhibit (d)(21), incorporated by reference to Exhibit 4(a)(1) to the Company’s Registration Statement No. 333-59551.

(d)(23)	Indenture, dated as of December 31, 2008, between the Company and The Bank of New York Mellon, Trustee, incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K dated as of January 2, 2009.

(d)(24)	Amended and Restated Indenture, dated March 1, 2011, between the Company and The Bank of New York Mellon, Trustee, incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K dated as of March 4, 2011.

(d)(25)	Form of Guarantee Agreement related to Ally Financial Inc. Senior Unsecured Guaranteed Notes, incorporated by reference to Exhibit 4.10 to the Company’s Registration Statement No. 333-193070.

(d)(26)	Form of Subordinated Indenture to be entered into between the Company and The Bank of New York Mellon, as Trustee, incorporated by reference to Exhibit 4.11 to the Company’s Registration Statement No. 333-193070.

(d)(27)	Second Amended and Restated Declaration of Trust by and between the trustees of each series of GMAC Capital Trust I, Ally Financial Inc., as Sponsor, and by the holders, from time to time, of undivided beneficial interests in the relevant series of GMAC Capital Trust I, dated as of March 1, 2011, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K dated as of March 4, 2011.

(d)(28)	Series 2 Trust Preferred Securities Guarantee Agreement between Ally Financial Inc. and The Bank of New York Mellon, dated as of March 1, 2011, incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K dated as of March 4, 2011.

(d)(29)	Share Transfer Agreement, by and between Ally Financial Inc. and General Motors Financial Company, Inc., dated November 21, 2012, incorporated by reference to Exhibit 10.22 to the Company’s Annual Report for the period ended December 31, 2012, on Form 10-K.

(d)(30)	Release Agreement between Ally Financial Inc. and Barbara A. Yastine, dated March 18, 2015, incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report for the quarterly period ended March 31, 2015, on Form 10-Q.

(d)(31)	Letter Agreement between Ally Financial Inc. and Michael A. Carpenter, dated April 17, 2015, incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report for the quarterly period ended March 31, 2015, on Form 10-Q.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with Schedule TO on April 23, 2015.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 1, 2015

ALLY FINANCIAL INC.

By:	/s/ David J. DeBrunner
	Name:	David J. DeBrunner
	Title:	Vice President, Chief Accounting Officer and Controller